SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 11-K

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the period ended December 31, 2000

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _________________ to _________________

Commission file number 1-14037 (Moody’s Corporation)

     A.     Full title of the plan and the address of the plan, if different from that of the issuer named below:

Profit Participation Plan of Moody’s Corporation

     B.     Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Moody’s Corporation, 99 Church Street, New York, New York 10007

REQUIRED INFORMATION

     The required financial statements are attached to this report.

The Profit Participation Plan of Moody’s Corporation

Index to Financial Statements

Pages
(a) Financial Statements

Report of Independent Accountants	3

Statement of Net Assets Available for Benefits as of December 31, 2000	4

Statement of Changes in Net Assets Available for Benefits for the period from October 1, 2000 (date of inception) to December 31, 2000	5

Notes to Financial Statements	6-10

Schedule of Assets Held for Investment Purposes as of December 31, 2000	11

(Other schedules required by the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.)

(b) Exhibit

Consent of Independent Accountants	12

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Compensation and Nominating Committee of Moody’s Corporation has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

PROFIT PARTICIPATION PLAN OF MOODY’S CORPORATION
(Name of Plan)

BY: /s/ JEANNE M. DERING
—————————————
Jeanne M. Dering
Senior Vice President and Chief Financial Officer

BY: /s/ CHARLES R. BRUSCHI
—————————————
Charles R. Bruschi
Vice President and Controller

Date: June 29, 2001

Report of Independent Accountants

To the Participants and Administrator of
The Profit Participation Plan of Moody’s Corporation

     In our opinion, the accompanying statement of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Profit Participation Plan of Moody’s Corporation (the “Plan”) at December 31, 2000, and the changes in net assets available for benefits for the period from October 1, 2000 (date of inception) through December 31, 2000 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PRICEWATERHOUSECOOPERS LLP

PricewaterhouseCoopers LLP
New York, New York
June 29, 2001

The Profit Participation Plan of Moody’s Corporation
Statement of Net Assets Available for Benefits
(amounts in thousands)

December 31, 2000

Investments, at fair value	$62,204

Investments, at contract value	20,002

Employer contribution receivable	1,482

Net assets available for benefits	$83,688

See accompanying notes to the financial statements

The Profit Participation Plan of Moody’s Corporation
Statement of Changes in Net Assets Available for Benefits
(amounts in thousands)

Period from October 1, 2000
(date of inception)
to December 31, 2000

Additions:

Additions to net assets attributed to:

Amount transferred from D&B Plan	$84,811

Investment income (loss):

Net depreciation in fair value of investments	(6,528)

Interest	341

Dividends	1,347

Total investment income	(4,840)

Contributions:

Participant	1,911

Employer	1,898

Total contributions	3,809

Total additions	83,780

Deductions:

Deductions from net assets attributed to:

Plan expenses	7

Benefits paid to participants	85

Total deductions	92

Net increase	83,688

Net assets available for plan benefits:

Beginning of the period	—

End of the period	$83,688

See accompanying notes to the financial statements

The Profit Participation Plan of Moody’s Corporation
Notes to Financial Statements

Note 1. Background and Plan Description

The Profit Participation Plan of Moody’s Corporation (the “Plan”) is a defined contribution plan established to provide a convenient way for eligible employees to save on a regular and long-term basis. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Prior to September 30, 2000 Moody’s Corporation (“Moody’s” or the “Company”) operated as a subsidiary of The Dun & Bradstreet Corporation (“Old D&B”). On September 30, 2000 (the “Distribution Date”), the Company separated from Old D&B and now operates as an independent public company. On the same date, the Company established the Profit Participation Plan of Moody’s Corporation for the benefit of its eligible employees. Participant balances were transferred from the Old D&B Plan to the Moody’s Plan in October 2000.

The following summary provides an overview of major Plan provisions in effect from October 1, 2000, the date of inception, through December 31, 2000 and is provided for general information purposes. Employees that contribute to the Plan or former employees who have assets in the Plan should refer to the Plan document for more complete information and a full description of the Plan provisions and qualifications.

Eligibility

Full time associates of the Company are immediately eligible to participate in the Plan on their date of hire. Part time associates who work at least one thousand hours during the consecutive twelve-month period following employment, or in any calendar year thereafter, are eligible to participate in the Plan.

Contributions

Participants contribute to the Plan by authorizing payroll deductions between 1% and 16% of their compensation as defined in the Plan. The Company makes matching contributions equal to 50% of the first 6% of annual compensation that is contributed on a before-tax basis. If the average increase in earnings per share (“EPS”), as defined in the Plan, of Moody’s Corporation for any two-year period is greater than 5%, the Company may contribute an additional percentage of the aggregate participant contributions. The percentage of additional Company matching contributions depends on the 2-year average increase in EPS and a participant’s total years of service. The additional Company matching contribution for all eligible plan participants was $1.5 million for the period ended December 31, 2000. This amount was reflected in the financial statements as an employer contribution receivable at December 31, 2000 and paid to the Plan in March 2001. The additional Company matching contribution was participant directed. For the 2001 Plan year, the additional Company matching contribution will be invested and held in the Moody’s Common Stock Fund and may not be transferred to another fund within the Plan prior to the participant’s reaching age 50.

Participants’ contributions under the Plan may be made in the form of contributions from after-tax earnings and/or contributions from before-tax earnings, which have the effect of reducing the participant’s current taxable earnings for federal income tax purposes. A participant’s aggregate contributions may not exceed 16% of the participant’s compensation subject to an overall limit on before-tax contributions imposed by the Internal Revenue Code (the “IRC”).

Individual Accounts

A separate account is established and maintained for each Plan participant. Contributions are invested in one or more of the Plan’s investment funds as designated by the participant. Participants are not permitted to invest more than 50% of their account balance in the Moody’s Common Stock Fund. Income earned and net appreciation or depreciation on Plan investments for a given fund is allocated in proportion to the participant’s account balance in that fund on a daily basis.

Distributions

Upon termination of service with the Company, participants become eligible for a lump sum distribution of the vested portion of their account balance. Retired and terminated participants who have an account balance in excess of $5,000 may elect various forms of deferred distribution.

Participant Loans

Participants may obtain loans from the Plan, which are secured by the participant’s account balance. The Plan limits the total number of loans outstanding at any time for each participant to two general-purpose loans and a principal residence loan. The minimum loan permitted by the Plan is $500 and the maximum of all loans outstanding at any time is the lower of 50% of a participant’s vested account balance or $50,000. Interest rates applicable to Plan loans are based on the prime rate as reported in The Wall Street Journal on the last business day of the month before the loan is processed plus 200 basis points.

Vested Benefits and Forfeitures

Participants immediately vest in their own contributions to the Plan, as well as any earnings thereon. The Plan provides for vesting in the value of Company contributions to a participant’s Plan account after three years of service beginning on the participant’s initial employment date with the Company. In addition, a participant becomes 100% vested in the value of Company contributions immediately upon attainment of age 65 or if they become totally and permanently disabled or die. When Moody’s separated from Old D&B, all Company contributions to date became fully vested. Subsequent Company contributions are subject to normal vesting provisions.

There were no amounts forfeited by nonvested or partially vested participants who terminated employment during the three-month period ended December 31, 2000. Forfeited amounts are used to reduce future Company contributions.

Administration of the Plan

The Plan is administered by the Compensation and Nominating Committee, which is appointed by the Board of Directors of the Company. Fidelity Management Trust Company (“The Trustee”) is Trustee of the Plan and has custody of the Plan’s assets. Certain Plan investments are shares of mutual funds managed by The Trustee, and therefore, qualify as party-in-interest transactions. Certain Plan assets are invested in the common stock of the Company. These transactions also qualify as party-in-interest transactions. The expenses of administering the Plan are paid by the Company except for investment management fees, which are charged to the Plan.

Plan Termination

While the Company has not expressed any intent to discontinue its contributions or to terminate the Plan, it is free to do so at any time subject to the provisions of ERISA and the Internal Revenue Code which state that, in such event, all participants of the Plan shall be fully vested in the amounts credited to their accounts.

Note 2. Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan have been prepared using the accrual method of accounting, except for benefit payments. For financial statement purposes, participant withdrawals and distributions are recorded when paid rather than when processed and approved for payment.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make significant estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan provides for various investment options in any combination of stocks, bonds, fixed income securities, mutual funds, and other investment securities. Certain investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in valuations in the near term could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits.

Investment Valuation

Moody’s Corporation common stock and The Dun & Bradstreet Corporation common stock are valued at the closing market price on the last business day of the period. Investments in securities of regulated investment companies are valued at the closing fund share price on the last business day of the period.

The Plan has entered into benefit responsive investment contracts with various insurance companies. The Plan maintains the contracts in the Special Fixed Income Fund. The Special Fixed Income Fund is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. Such contracts are included in the financial statements at contract value as reported to the Plan by the respective contract issuers. Contract values represent contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participant withdrawals are at contract value. There are no reserves against contract value for credit risk of the contract issuer or otherwise. The average annual yield and annual crediting interest rates ranged from 5.47% to 6.91% for the three months ended December 31, 2000. The annual crediting interest rates are fixed for the duration of such contracts. At December 31, 2000, the fair value of such assets in the aggregate was $20.0 million.

Investment Transactions and Investment Income

Purchases and sales of securities are reflected on a trade-date basis. Dividend income is recorded on the ex-dividend date. Income from other investments is recorded as earned on an accrual basis.

Unrealized Appreciation/(Depreciation) of Investments

The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

Note 3. Investments

The plan currently consists of the following fifteen funds:

1.	The Special Fixed Income Fund is invested in investment contracts with one or more insurance companies and/or other financial institutions. The interest rate of each contract depends on market conditions when the contract is negotiated. As previously purchased investment contracts mature, proceeds are reinvested in the Special Fixed Income Fund’s Fidelity STIF, the Managed Income Portfolio.

2.	The Fidelity U.S. Bond Index Fund is invested in bonds included in the Lehman Brothers Aggregate Bond Index, which is comprised of fixed-rate debt issues, including government, corporate, asset-backed and mortgage backed securities.

3.	The Fidelity PIMCO Total Return Fund is primarily invested in investment-grade bonds, including U.S. government, corporate, mortgage-backed and foreign bonds.

4.	The Fidelity Equity-Income Fund is mostly invested in income-producing equity securities, which tends to lead to investments in large-cap stocks. The fund may also invest in other types of equity and debt securities, including lower-quality debt securities.

5.	The U.S. Equity Index Commingled Pool Fund is primarily invested in common stocks included in the S&P 500 Index, which contains 500 predominantly large U.S. based companies.

6.	The Fidelity Aggressive Growth Fund is primarily invested in common stocks of foreign and domestic issuers. The fund invests in companies that the Fund Manager believes offer the potential for accelerated earnings or revenue growth.

7.	The Fidelity Blue Chip Growth Fund is invested in common stocks of well-known and established companies considered “blue chip” by the investment manager. The fund may also invest in companies with strong earnings and future growth potential that the fund’s manager believes are positioned to become the “blue chips” of the future.

8.	The Fidelity Low-Priced Stock Fund is primarily invested in “low-priced” common stocks. Low-priced stocks are stocks that are priced at or below $35 per share at the time of investment. The fund may also invest in stocks not considered low-priced.

9.	The Fidelity Mid-Cap Stock Fund is invested in stocks with medium market capitalizations (those companies with market capitalizations similar to those in the S&P MidCap 400). The fund may also consider investing in companies with smaller or larger market capitalizations.

10.	The Fidelity Diversified International Fund is invested in stocks of companies based outside of the U.S. The investment manager may invest in emerging markets, convertible securities and cash-equivalent investments.

11.	The Spartan Extended Market Index Fund is primarily invested in common stocks included in the Wilshire 4500, which represents the performance of stock of mid-to small capitalization U.S. companies.

12.	The Spartan International Index Fund is primarily invested in common stocks included in the Morgan Stanley Capital International Europe, Australia, Far East

Index, which represents the performance of foreign stock markets. The fund may lend securities to earn income.

13.	The Fidelity Asset Manager Fund allocates the fund’s assets among stock, bonds and, short-term and money-market instruments. The fund may invest in foreign and domestic issuers.

14.	The Moody’s Common Stock Fund is primarily invested in the common stock of Moody’s Corporation.

15.	The Dun & Bradstreet Common Stock Fund is primarily invested in the common stock of The Dun & Bradstreet Corporation. As of the Plan inception date, this fund was not open to new investments. This Fund consists only of amounts transferred from the Old D&B Plan.

Investments that represent 5% or more of the Plan’s net assets at December 31, 2000 were as follows:

December 31, 2000
(in thousands)
Spartan Extended Market Index Fund	$4,763

Fidelity U.S. Bond Index Fund	4,843

Fidelity Aggressive Growth Fund	5,863

Fidelity U.S. Equity Index Pool	30,544

Other (investments individually less than 5%)	36,193

Total Investments	$82,206

     During the three-month period ended December 31, 2000, the Plan’s investments, including gains and losses on investments bought and sold, as well as held during the period, (depreciated)/appreciated in value as follows:

December 31, 2000
(in thousands)
Mutual Funds	$(4,279)

Commingled Pool	(2,548)

Moody’s Common Stock Fund	(259)

The Dun & Bradstreet Common Stock Fund	558

Net Depreciation	$(6,528)

Note 4. Tax Status

     The IRS determined and informed Old D&B by a letter dated August 18, 1999, that the Old D&B Plan and related trust were designed in accordance with applicable sections of the IRC. The Company is in the process of filing documents with the IRS indicating that Participant assets were transferred to the Plan from the Old D&B Plan. Provisions of the Plan are substantially similar to the Old D&B Plan. The Plan administrator and the Plan’s counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

The Profit Participation Plan of Moody’s Corporation
Schedule of Assets Held for Investment Purposes
As of December 31, 2000

			Number of
		Annual	shares/units/
	Maturity	interest	and principal
Identity of issuer, borrower or similar party	date	rate	amount	Cost	Current value

** Moody’s Corporation Common Stock			143,110	$4,039,334	$3,770,449

The Dun & Bradstreet Corporation Common Stock			59,438	1,086,603	1,601,406

				5,125,937	5,371,855

Mutual funds:

* Fidelity U.S. Bond Index Fund			457,287	4,731,158	4,842,672

* Fidelity PIMCO Total Return Fund			94,243	951,217	979,182

* Fidelity Equity-Income Fund			9,801	524,342	523,675

* Fidelity Aggressive Growth Fund			162,101	8,505,766	5,863,193

* Fidelity Blue Chip Growth Fund			44,256	2,591,108	2,280,516

* Fidelity Low-Priced Stock Fund			23,731	533,759	548,663

* Fidelity Mid-Cap Stock Fund			31,600	817,704	823,486

* Fidelity Diversified International Fund			59,006	1,396,919	1,294,602

* Spartan Extended Market Index Fund			178,244	5,855,303	4,762,684

* Spartan International Index Fund			84,241	2,785,481	2,669,597

* Fidelity Asset Manager Fund			1,340	24,531	22,538

				28,717,288	24,610,808

Commingled pool:

* Fidelity U.S. Equity Index Pool			797,288	33,047,106	30,544,120

Insurance contracts: (Current value is contract value)
* Fidelity STIF		6.53%	3,759,220	3,759,220	3,759,220

Connecticut General Life Insurance Company #25297	4/1/02	6.90%	676,978	676,978	676,978

Connecticut General Life Insurance Company #25294	4/1/02	6.51%	2,664,358	2,664,358	2,664,358

Connecticut General Life Insurance Company #25295	10/1/02	5.67%	1,372,937	1,372,937	1,372,937

Connecticut General Life Insurance Company #25296	4/1/03	6.10%	1,972,969	1,972,969	1,972,969

Metropolitan Life Insurance Company #25582	4/2/01	6.63%	1,533,152	1,533,152	1,533,152

New York Life Insurance Company #31166	4/1/02	6.13%	1,917,995	1,917,995	1,917,995

New York Life Insurance Company #31165	10/1/02	6.20%	1,641,585	1,641,585	1,641,585

Principal Life Insurance Company #4-43639-01	4/1/02	6.00%	1,477,280	1,477,280	1,477,280

Principal Life Insurance Company #4-43639-02	10/1/03	6.91%	1,406,229	1,406,229	1,406,229

Transamerica Life Insurance Company #55555-000	10/1/01	6.89%	895,495	895,495	895,495

Travelers Life Insurance Company #17706	10/1/02	5.47%	683,541	683,541	683,541

				20,001,739	20,001,739

Participant loans	10 mths to

	14 years	8.00%-11.5%	1,677,846	—	1,677,846

				$86,892,070	$82,206,368

*	Custodian of the Plan and therefore, a party-in-interest for which a statutory exemption exists.

**	Investment qualifies as a party-in-interest for the Plan.

Exhibit 23 .1

Consent of Independent Accountants

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-47848) of Moody’s Corporation of our report dated June 29, 2001 relating to the financial statements and supplemental schedule of the Profit Participation Plan of Moody’s Corporation, which appears in this Form 11-K.

/s/ PRICEWATERHOUSECOOPERS LLP

PricewaterhouseCoopers LLP
New York, New York
June 29, 2001